Exhibit 99.1

Paysafe Limited
Notice of 2025 Annual General

Meeting and Proxy Statement

Paysafe Limited

2 Gresham Street
London, United Kingdom EC2V 7AD

Notice of 2025 Annual General Meeting of Shareholders
of Paysafe Limited to be held on May 22, 2025

TO OUR SHAREHOLDERS:
NOTICE IS HEREBY GIVEN that the 2025 Annual General Meeting of Shareholders of Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (“we,” “our,” “us,” or the “Company”) will be held over video conference link (as permitted by bye-law 53 of our further amended and restated bye-laws (“Bye-laws”)) at www.proxydocs.com/PSFE 10:30 a.m. (ET) on Thursday, May 22, 2025. Eligible shareholders can attend the Annual General Meeting by entering the control number found on their Notice of Online Availability of Proxy Materials (“Proxy Materials Notice”), proxy card or voting instructions. Please note you must register to attend the meeting online and/or participate no later than 5.00 p.m. (ET) on Wednesday, May 21, 2025 at www.proxydocs.com/PSFE. The 2025 Annual General Meeting of Shareholders of the Company, including any postponement or adjournment(s) thereof (the “2025 AGM”) will be held for the below purposes. At the 2025 AGM, eligible shareholders will be asked to consider and if thought fit, to approve:

1.
To approve the re-election of Mr. Bruce Lowthers as a Class I director in accordance with our Bye-laws;
2.
To approve the re-election of Mr. Jonathan Murphy as a Class I director in accordance with our Bye-laws; and
3.
To approve the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2025 and to authorize our Board of Directors, acting through our Audit Committee, to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2025.

To transact such other business as may properly be brought before the 2025 AGM (including any postponement or adjournment(s) thereof).

Additionally, the annual audited financial statements of the Company for the fiscal period ending December 31, 2024 will be laid before members at the 2025 AGM, in accordance with the applicable provisions of the Companies Act 1981 (as amended) (the “Act”).

The Board of Directors of the Company (“Board”) has fixed the record date for the purposes of determining shareholders eligible to attend and vote at the 2025 AGM as being close of business (ET) on March 31, 2025 (“Record Date”). Only shareholders of record, whose details appear on our register of members on the Record Date are entitled to receive notice of and to vote at the 2025 AGM (including any postponement or adjournment(s) thereof).

Whether or not you plan to attend the 2025 AGM, in order to ensure that your shares will be voted in accordance with your wishes and that the 2025 AGM is quorate, please promptly complete and submit your proxy card. You can submit your proxy card to vote your shares by mail, electronically over the internet, or by telephone, as provided in the instructions set forth on the proxy card. Following submission of your signed proxy card, you may revoke it at any time before the 2025 AGM by: (i) delivering to the Secretary of the Company at Paysafe Limited, 2 Gresham Street, London, United Kingdom EC2V 7AD, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy, or (iii) attending and voting in person at the 2025 AGM.

Important Notice Regarding the Availability of Proxy Materials for the 2025 AGM to be held on May 22, 2025. The Company’s proxy materials for the 2025 AGM, including this notice, the accompanying proxy statement and the accompanying form of proxy card, along with the Company’s 2024 Annual Report to Shareholders, are available for view and to download at www.proxydocs.com/PSFE.

By Order of the Board of Directors,

Charlotte Anderson, Secretary

London, UK
April 11, 2025

Proxy Statement

2025 Annual General Meeting of
Shareholders of Paysafe Limited to be held May 22, 2025

This Proxy Statement is being furnished in connection with the solicitation on behalf of the Board of Directors (“Board”) of Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (“we,” “our,” “us,” or the “Company”) of proxies to be voted at the 2025 Annual General Meeting of Shareholders (“2025 AGM”) to be held over video conference link (as permitted by bye-law 53 of our further amended and restated bye-laws (“Bye-laws”)) at www.proxydocs.com/PSFE 10:30 a.m. (ET) on Thursday, May 22, 2025, including any postponement or adjournment(s) thereof. Please note you must register to attend the meeting online and/or participate no later than 5:00 p.m. (ET) on Wednesday, May 21, 2025, at www.proxydocs.com/PSFE. The 2025 AGM will be held for the purposes set forth in the accompanying Notice of 2025 Annual General Meeting of Shareholders of Paysafe Limited (“Notice”) and as more specifically described in this Proxy Statement. This Proxy Statement, the accompanying Notice, approved form of proxy card and our 2024 Annual Report to Shareholders are being made available to shareholders as permitted by Bye-law 126 on or about April 11, 2025. These proxy materials are also available for viewing at and may be downloaded from www.proxydocs.com/PSFE.

The Board has fixed the record date for the purposes of determining shareholders eligible to attend and vote at the 2025 AGM as being close of business (ET) on March 31, 2025 (“Record Date”). Only holders of record (“Shareholders”) of our common shares, $0.012 par value per share (“Common Shares”) on the Record Date are entitled to receive notice of and to vote at the 2025 AGM (including any postponement or adjournment(s) thereof). Each Shareholder is entitled to one vote on each matter to be voted upon by the Shareholders at the 2025 AGM for each Common Share held by such Shareholder. On the Record Date, there were 59,333,362 Common Shares issued and outstanding that are entitled to vote.

At the 2025 AGM, two or more Shareholders present in person at the start of the 2025 AGM and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company shall form a quorum for the transaction of business at the 2025 AGM.

Adoption of proposals one and two as set forth in the accompanying Notice and as more specifically described in this Proxy Statement requires the plurality vote of a majority of the votes cast at the 2025 AGM, in accordance with Bye-law 59. Adoption of proposal three as set forth in the accompanying Notice and as more specifically described in this Proxy Statement requires the approval of a simple majority of the votes cast at the 2025 AGM, also in accordance with Bye-law 59.

Solicitation and Revocation

PROXY CARDS IN THE FORM ENCLOSED WITH THIS PROXY STATEMENT ARE BEING SOLICITED ON BEHALF OF OUR BOARD OF DIRECTORS (“BOARD”). OUR BOARD HAS DESIGNATED EACH OF THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY CARD AS A PROXY. Each person designated as a proxy serves as an executive officer of the Company.

Each Common Share represented by a properly executed proxy card that is returned and not revoked will be voted in accordance with the instructions, if any, given thereon and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2025 AGM. If no instructions are provided in a properly executed proxy card, it will be voted FOR the approval of the re-election of Mr. Bruce Lowthers as a Class I director of the Company (“Proposal One”), it will be voted FOR the approval of the re-election of Mr. Jonathan Murphy as a Class I director of the Company (“Proposal Two"), and FOR the re-appointment of Deloitte & Touche LLP as auditor of the Company (“Proposal Three”). Any Shareholder who executes a proxy card may revoke it at any time before it is voted by: (i) delivering to the Secretary of the Company at Paysafe Limited, 2 Gresham Street, London, United Kingdom EC2V 7AD, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy card, or (iii) voting in person at the 2025 AGM. Attendance at the 2025 AGM by a Shareholder who has executed and delivered a proxy card to us shall not in and of itself constitute a revocation of such proxy. For Common Shares held in “street name” by a broker, bank or other nominee, new voting instructions must be delivered to the broker, bank or nominee no later than two business days prior to the 2025 AGM to ensure your Common Shares will be counted as voting at the 2025 AGM.

If within half an hour from the time appointed for the 2025 AGM a quorum of Shareholders is not present, then the 2025 AGM shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary of the Company may determine.

The Company will bear the cost of solicitation of proxy votes but has not engaged a proxy solicitation agent. Solicitations may be made by our directors, officers and employees personally, by telephone, electronic mail or otherwise, but such persons will not be specifically compensated for such services. We may also make, through bankers, brokers or other persons, a solicitation of proxies of beneficial holders of Common Shares.

Summary of the 2025 Annual General Meeting

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy carefully before voting.

When		May 22, 2025, 10:30 a.m. eastern time
Where		Virtual webcast www.proxydocs.com/PSFE There is no physical location for the 2025 Annual General Meeting.
Items of business	Proposal 1	To approve the re-election of Bruce Lowthers as a Class I director Vote required: affirmative vote of a plurality of the votes cast
	Proposal 2	To approve the re-election of Jonathan Murphy as a Class I director Vote required: affirmative vote of a plurality of the votes cast
Proposal 3

To approve the re-appointment of Deloitte & Touche LLP to act as our independent auditors for 2025 and to authorize our Board, acting through our Audit Committee, to fix the remuneration of our independent auditors for 2025

Vote required: affirmative vote of a simple majority of the votes cast

To transact any other business that may properly come before the meeting

Additionally, the annual audited financial statements of the Company for the fiscal period ending December 31, 2024 will be laid before members at the 2025 AGM, in accordance with the applicable provisions of the Companies Act 1981 (as amended).

Attending the meeting		You must register to attend the meeting online and/or participate no later than 5:00 p.m. eastern time on Wednesday, May 21, 2025 at www.proxydocs.com/PSFE
Record date		Monday, March 31, 2025

Voting

Table of contents

1.	Proposal One: Approval of the re-election of Bruce lowthers as a Class I director	8

2.	Proposal Two: Approval of the re-election of jonathan murphy as a Class I director	9

3.	Proposal ThreE: Approval of the re-appointment of Deloitte & Touche LLP to act as our independent auditors for the fiscal year ending December 31, 2025 and to authorize our Board, acting through our Audit Committee, to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2025	14

4.	Audited financial statements	15

5.	Other matters	16

6.	Q&A about the Annual General Meeting	17

Proposal One:
Approval of the re-election of
Bruce Lowthers as a Class I director

At the 2025 AGM, Shareholders will be asked to approve the re-election of each of Messrs. Bruce Lowthers and Jonathan Murphy as our Class I directors. In accordance with our Bye-laws, approximately one third of our Board is elected annually, on a staggered basis, with each director holding office until the annual general meeting of shareholders in the year in which such director’s term of office expires (except in the event of his or her death, resignation, removal or earlier termination of office). Our Board is divided into three classes, which are designated as Class I, Class II and Class III, respectively. At each annual general meeting of shareholders, directors in the class whose term of office expires at that annual general meeting of shareholders are elected for three-year terms. Directors may be re-elected when their term of office expires. While our Board is not currently composed of a majority of independent directors, our Board expects to return to a majority of independent directors in the future.

Our Class I directors are Bruce Lowthers and Jonathan Murphy, both of whom are seeking re-election at the 2025 AGM. Our Class II directors are currently Mark Brooker, Matthew Bryant, Marianne Heiss and Dagmar Kollmann, whose term of office expires at the 2026 annual general meeting of shareholders. Our Class III directors are Daniel Henson, Anthony Jabbour, Eli Nagler, and Peter Rutland, whose term of office expires at the 2027 annual general meeting of shareholders.

Proposal One seeks Shareholder approval FOR the re-election of Mr. Bruce Lowthers as a Class I director. If elected at the 2025 AGM, Mr. Lowthers will hold office until the 2028 annual general meeting of shareholders.

Biographical information relating to Mr. Lowthers is summarized in this Proxy Statement below.

Vote Required

The re-election of Mr. Bruce Lowthers as a Class I director requires the affirmative vote of a plurality of the votes cast at the 2025 AGM, as detailed in Bye-law 59.

The Board unanimously recommends a vote in favor of the re-appointment of Mr. Bruce Lowthers. The Board notes that Mr. Lowthers has significant experience as a qualified director of our Company.

Our Board unanimously recommends a vote FOR the re-election of Mr. Bruce Lowthers as a Class I director, as set forth in Proposal One.

Proposal Two:
Approval of the re-election of
Jonathan Murphy as a Class I director

Proposal Two seeks Shareholder approval FOR the re-election of Mr. Jonathan Murphy as a Class I director. If elected at the 2025 AGM, Mr. Murphy will hold office until the 2028 annual general meeting of shareholders.

Biographical information relating to Mr. Murphy is summarized in this Proxy Statement below.

Vote Required

The re-election of Mr. Murphy as a Class I director requires the affirmative vote of a plurality of the votes cast at the 2025 AGM, as detailed in Bye-law 59.

The Board unanimously recommends a vote in favor of the re-appointment of Mr. Murphy. The Board notes that Mr. Murphy has significant experience as a qualified director of our Company.

Our Board unanimously recommends a vote FOR the re-election of Mr. Jonathan Murphy as a Class I director, as set forth in Proposal Two.

Directors

The following table sets forth the names and ages of our directors as of March 31, 2025, and summary biographies of each of our directors follow below.

Name	Age	Position
Daniel Henson	64	Chairman of the Board of Directors
Bruce Lowthers	60	Chief Executive Officer and Director
Mark Brooker	53	Director
Matthew Bryant	41	Director
Marianne Heiss	52	Director
Anthony Jabbour	57	Director
Dagmar Kollmann	60	Director
Jonathan Murphy	41	Director
Eli Nagler	39	Director
Peter Rutland	46	Director

Daniel Henson has served as a member of the Company Board since 2022. He currently serves as non-executive chairman of IntraFi Network (formerly Promontory Intrafinancial Network), a leading provider of deposit placement services operating in the Washington D.C. area. Previously, Mr. Henson served as non-executive chairman of Tempo Holdings until its merger and subsequent listing as Alight Inc in July of 2021 and served as the non-executive chairman of Alight Inc until March 2025. He also served as non-executive chairman of Exeter Finance, a leading auto finance company headquartered in Irving, TX. Previously, Mr. Henson served as a Director of Healthcare Trust of America and OnDeck Capital. Mr. Henson worked with the General Electric Company for 29 years and held a variety of senior positions at GE and GE Capital, including Chief Marketing Officer of GE and Six Sigma Quality Leader at GE Capital. He also served as the CEO of a number of GE Capital’s financial services businesses in the U.S. and internationally. Starting in 2008, Mr. Henson was responsible for all GE Capital commercial leasing and lending businesses in North America. From 2009 to 2015, Mr. Henson also oversaw capital markets activities at GE Capital and GE Capital’s industrial loan company bank in Utah. Mr. Henson holds a B.B.A. in Marketing from George Washington University.

Bruce Lowthers has been our Chief Executive Officer since May 2022. He has also served as Executive Director on the Paysafe Board since May 2022. A high profile payments and fintech executive, Mr. Lowthers joined Paysafe following a 15-year tenure at FIS, a Fortune 500 company operating in the payments, merchant solutions and banking space. While at FIS, Mr. Lowthers most recently served as President, responsible for growing the global organization. Earlier executive roles in FIS saw Mr. Lowthers leading and modernizing some of the company’s largest businesses including the Banking and Merchant Solutions and Payments businesses. Before FIS, Mr. Lowthers was an executive at eFunds, an electronic payments company, where he was responsible for all payment and risk products. Before eFunds, he was a serial entrepreneur and successfully co-founded and led four start-up companies and two payments industry associations, namely the Board for American Transaction Processors Coalition (ATPC) and Payments 20 (P20), the global payments body. Mr. Lowthers holds a bachelor’s degree in business administration from the University of Massachusetts and began his career as a certified public accountant.

Mark Brooker has served as a member of the Company Board since 2021. Mr. Brooker was previously Chief Operating Officer for Trainline, Europe’s largest independent retailer of rail and coach tickets. Before Trainline, he was Chief Operating Officer of Betfair Group PLC, a leading online gambling operator and now part of Flutter Entertainment. In his earlier career, Mr. Brooker spent 17 years in investment banking working for Morgan Stanley, Merrill Lynch, NatWest and NM Rothschild & Sons. Mr. Brooker also brings a diverse range of Non-Executive Board Director experience and currently sits on the boards of eCogra Holdings Limited, an independent software testing agency for the online gaming industry, where he is Chairman, Future PLC, a global platform for specialist media and member of the FTSE250, Resi Design Limited, a UK architecture practice (Chairman), and Heathrow Airport Holdings Limited. He also served as a Non-Executive Director of William Hill PLC, one of the largest gambling operators in the UK, before the Board was dissolved following its acquisition by Caesars Entertainment in April 2021. He has also previously been a non-executive director of AA plc, Equiniti Group plc, Findmypast Limited and Seedrs Ltd. Mr. Brooker holds a Master’s Degree in Engineering, Economics and Management from Oxford University in the UK.

Matthew Bryant has served as a member of the Company Board since 2019. Mr. Bryant is a Senior Managing Director at CVC, based in London. He joined CVC in 2019 and is a member of the financial services group. Prior to joining CVC, he was an investor at Bain Capital from May 2009 until April 2019. Prior to that, he was a Senior Associate Consultant at L.E.K. Consulting. Mr. Bryant holds a master’s degree in Physics from the University of Oxford.

Marianne Heiss has served as a member of the Company Board since September 2024. She is an expert in finance, accounting, auditing, international management, brand building and ESG with extensive international experience and a long on-going track record of sustainable and efficient strategic leadership. Ms. Heiss spent the last 27 years in various European management positions at BBDO Worldwide, most recently as Chief Executive Officer of BBDO Group Germany from 2019 to 2023. Prior to her appointment as CEO in 2019, she played a key role in the success of BBDO Group Germany as Chief Financial Officer from 2013 to 2019. Before Ms. Heiss moved to Germany, she was European Finance Director, responsible for 35 offices in 18 European countries. She was the first woman to lead BBDO Group Germany, which was founded in 1956, in the German market. The BBDO Group unites numerous leading agency brands, including consultancy, digital and design agencies in Berlin, Düsseldorf,

Frankfurt, Hamburg and Munich. She was also a member of BBDO's international board in New York and represented all BBDO agencies worldwide on the global Environmental Sustainability Core Team of Omnicom Inc. based in New York. Ms. Heiss served as Vice President of the German GWA from 2015 to 2017. Ms. Heiss studied Business Accounting and Management in Wiener Neustadt and spent her early years in finance. Since 2018, she has been a member of the supervisory boards of Volkswagen AG, Audi AG and Porsche SE. At Porsche SE, she is also the ESG (Environmental, Social and Governance) expert on the Supervisory Board and at Volkswagen AG, she is also a member of the Audit Committee. Ms. Heiss is also a member of the advisory board of Alfred Ritter GmbH & Co KG (Ritter Sport). Since April 2025, she has been a member of the supervisory board of Palfinger AG. From June 2023 to October 2024 she was a member of the supervisory board of Flix SE and head of the Audit Committee.

Anthony Jabbour has served as a member of the Company Board since 2021. Mr. Jabbour has also served as the Chief Executive Officer and a director of Dun & Bradstreet (and its predecessors), a leading global provider of business decision data and analytics, since February 2019. From May 2022 until its acquisition by ICE in 2023, Mr. Jabbour was the Executive Chairman of Black Knight, Inc., a premier provider of software and data analytics to the mortgage and consumer loan, real estate and capital markets verticals. He previously served as Chairman of Black Knight, Inc. from 2021 to 2022 and Chief Executive Officer from 2018 to 2022. Prior to joining Black Knight, Inc., Mr. Jabbour served as Corporate Executive Vice President and Co-Chief Operating Officer of FIS from December 2015 through December 2017. Mr. Jabbour served as Corporate Executive Vice President of the Integrated Financial Solutions segment of FIS from February 2015 until December 2015. He served as Executive Vice President of the North America Financial Institutions division of FIS from February 2011 to February 2015. Prior to that, Mr. Jabbour held positions of increasing responsibility in operations and delivery from the time he joined FIS in 2004. Prior to joining FIS, Mr. Jabbour worked for Canadian Imperial Bank of Commerce and for IBM’s Global Services group managing complex client projects and relationships. Mr. Jabbour holds a bachelor’s degree in electrical engineering from the University of Toronto.

Dagmar Kollmann has served as a member of the Company Board since 2021. Ms. Kollmann is Chairperson of Citigroup Global Markets Europe AG and Audit Committee Chair. She is a member of the Supervisory Board and Chairperson of the Audit Committee of Deutsche Telekom AG, member of the Supervisory Boards of Unibail-Rodamco-Westfield SE and of Coca Cola Europacific Partners. Previously, she has been Deputy Chairperson of the Supervisory Board and Chairperson of the Audit Committee of Deutsche Pfandbriefbank AG, Deputy Chairperson of the Supervisory Board as well as Chairperson of the Audit Committee of Hypo Real Estate Holding AG, and a member of the Supervisory Boards of KfW-IPEX Bank GmbH and Bank Gutmann AG. Ms. Kollmann is a Commissioner in the Monopolies Commission in Germany, a permanent and independent expert committee, which advises the German government and legislature in the areas of competition policy-making, competition law and regulation and publishes its reports. Previously, Ms. Kollmann was CEO of Morgan Stanley Bank AG in Frankfurt. In addition to her role as CEO and Country Head for Germany and Austria, she was a member of the Boards of Directors of Morgan Stanley International Ltd. and Morgan Stanley & Co International, Ltd. in London. Prior to joining Morgan Stanley, Ms. Kollmann worked at UBS Philips & Drew Ltd, both in M&A and subsequently in the Equities Division. Past mandates include a membership on the Advisory Board of the EUREX Group and the role of “Sherpa” in the “Initiative Finanzplatz Deutschland.” She holds a Master Degree in Law from the University of Vienna.

Jonathan Murphy has served as a member of the Company Board since 2021. Mr. Murphy joined Blackstone in 2021 and is a Senior Managing Director in the firm’s Private Equity Group, where he focuses on investments in the technology and financial technology industries. In addition to Paysafe, Mr. Murphy sits on the boards of Dynamo Software and Civica. Prior to Blackstone, Mr. Murphy spent over eight years at Francisco Partners, a U.S.-based private equity fund that focuses on investments in the technology industry. Before joining Blackstone, Mr. Murphy worked at CPPIB in the Direct Investment Group and Morgan Stanley in the Investment Banking Division. Mr. Murphy received a Bachelor of Commerce from University College Dublin where he graduated with First Class Honors.

Eli Nagler has served as a member of the Company Board since 2018. Mr. Nagler is a Senior Managing Director in the Private Equity Group of Blackstone, where he focuses on investments in the Technology and Financial Services sectors. Since initially joining Blackstone in 2007, Mr. Nagler has been involved in the execution of the firm’s investments in Alight Solutions, BankUnited, Bayview Asset Management, Ellucian, Exeter Finance, IntraFi Network, Lendmark Financial Services, MB Aerospace, Paysafe, Refinitiv, Sphera, Tradeweb, Viva Capital, Vivint, and Vivint Solar. In addition to the Company, he currently serves as a Director of Ellucian, IntraFi Network, Renaissance Learning, and Sphera. Before rejoining Blackstone after the completion of an MBA, Mr. Nagler worked at the United States Treasury Department in the Office of Capital Markets. Mr. Nagler received an AB magna cum laude from Harvard College and an MBA with distinction from Harvard Business School, where he graduated as a John L. Loeb Fellow. He is a former Term Member of the Council on Foreign Relations and a Partnership for New York City Rockefeller Fellow.

Peter Rutland has served as a member of the Company Board since 2017. Mr. Rutland joined CVC in 2007 and is Head of CVC’s Financial Services Group and a Managing Partner. Prior to joining CVC, he worked for Advent International and Goldman Sachs. Mr. Rutland holds an MA Degree from the University of Cambridge and an MBA from INSEAD.

Proposal Three:
Approval of the re-appointment of Deloitte & Touche LLP to act as our independent auditors for the fiscal year ending December 31, 2025 and to authorize our Board, acting through our Audit Committee, to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2025

At the 2025 AGM, Shareholders are asked to approve the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2025 and to authorize the Board, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2025.

Vote Required

Adoption of Proposal Three requires the affirmative vote of a simple majority of the votes cast at the 2025 AGM.

Our Board unanimously recommends a vote FOR the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2025 and to authorize our Board, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2025, as set forth in Proposal Three.

Audited financial statements

The annual audited financial statements for the year ended December 31, 2024 are available at www.proxydocs.com/PSFE. In addition, they will be laid before Shareholders at the 2025 AGM in accordance with our Bye-laws and applicable law.

Other matters

Our Board is currently unaware of any other matters that may properly come before the 2025 AGM other than as set forth in the accompanying Notice and as more specifically described in this Proxy Statement. Each Common Share represented by a properly executed proxy card which is returned and not revoked will be voted in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2025 AGM.

Q&A about the Annual General Meeting

When and Where is the Annual General Meeting of Shareholders?
The 2025 Annual General Meeting of Shareholders (“2025 AGM”) of Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda will be held over video conference link (as permitted by Bye-law 53 of our further amended and restated bye-laws (“Bye-laws”)) at www.proxydocs.com/PSFE 10:30 a.m. (ET) on Thursday, May 22, 2025.

What am I voting on and how does our Board recommend that I vote?
At the 2025 AGM, Shareholders of record are being asked to consider and, if thought fit, approve Proposal One: To approve the re-election of Mr. Bruce Lowthers as a Class I director.

The Board recommends voting FOR the proposal.

Shareholders of record are being asked to consider and if thought fit, approve Proposal Two: To approve the re-election of Mr. Jonathan Murphy as a Class I director.

The Board recommends voting FOR the proposal.

Shareholders of record are further being asked to consider and if thought fit approve Proposal Three: To approve the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as our independent auditors for the year ending December 31, 2025 and to authorize our Board of Directors, acting through our Audit Committee, to fix the remuneration of our independent auditors for the year ending December 31, 2025.

The Board recommends voting FOR the proposal.

Who may vote?
You may vote at the 2025 AGM and any postponement or adjournment thereof if you held Paysafe Limited Common Shares at the close of business (ET) on March 31, 2025, the record date for the meeting. Each Common Share is entitled to one vote.

Who is soliciting my vote?
Our Board is soliciting proxies to vote Common Shares at the 2025 AGM. In connection with this solicitation, we distributed information regarding the availability of proxy materials (“Proxy Materials Notice”) to registered holders of our Common Shares on or about April 11, 2025. You may access the materials online by following the instructions in the Proxy Materials Notice.

Why did I receive a Proxy Materials Notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?
As permitted under Bye-law 126, we provide information to our Shareholders by publication of an electronic record of such information on our website. We notify our Shareholders of the availability of such information by mailing them the Proxy Materials Notice. This saves time and costs for the Company and is in line with our environmental commitments to reduce wastage.

How many votes are needed to approve each proposal?
Proposals One and Two regarding the re-election of the Class I directors will be determined by a plurality of the votes cast, as required under Bye-law 59.

Proposal Three, the re-appointment of Deloitte & Touche LLP as auditor and Board authorization to determine the remuneration of the auditor for the financial period ending December 31, 2025, will require the affirmative vote of a majority of common shares voting at the 2025 AGM. Broker non-votes are not counted as either votes for or votes against a proposal.

Proposals One, Two and Three will be voted on by a poll with an authorized representative of Mediant, collating and counting the votes to determine whether the requisite vote has been met.

P.O. BOX 8016, CARY, NC 27512-9903 Your vote matters! Have your ballot ready and please use one of the methods below for easy voting: Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions. Paysafe Limited Annual General Meeting of Shareholders For Shareholders of record as of March 31, 2025 Thursday, May 22, 2025 10:30 AM, Eastern Time The Annual General Meeting will be held virtually via live web cast at www.proxydocs.com/PSFE YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 10:30 AM, Eastern Time, May 22, 2025. This proxy is being solicited on behalf of the Board of Directors The undersigned hereby appoints Elliott Wiseman, (Chief Legal and People Officer), and John Crawford, (Chief Financial Officer) (the "Named Proxies"), and each or either of them, as the true and lawful proxies of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the common shares of Paysafe Limited which the undersigned is entitled to vote at the 2025 Annual General Meeting ("2025 AGM") and any adjournment thereof upon the matters specified and upon such other matters as may be properly brought before the 2025 AGM or any adjournment thereof, conferring authority upon such true and lawful proxies to vote in their discretion on such other matters as may properly come before the 2025 AGM and revoking any proxy heretofore given. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED IDENTICAL TO THE BOARD OF DIRECTORS' RECOMMENDATION. This proxy, when properly executed, will be voted in the manner directed herein. In their discretion, the Named Proxies are authorized to vote upon such other matters that may properly come before the 2025 AGM or any adjournment or postponement thereof. You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors’ recommendation. The Named Proxies cannot vote your shares unless you sign (on the reverse side) and return this proxy card. Internet: www.proxypush.com/PSFE Cast your vote online Have your Proxy Card ready Follow the simple instructions to record your vote Phone: 1-866-475-4930 Use any touch-tone telephone Have your Proxy Card ready Follow the simple recorded instructions Mail: Mark, sign and date your Proxy Card Fold and return your Proxy Card in the postage-paid envelope provided Virtual: You must register to attend the meeting online and/or participate at www.proxydocs.com/PSFE no later than 5:00 PM on Wednesday May 21, 2025 PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved

Paysafe Limited Annual General Meeting of Shareholders Please make your marks like this: THE BOARD OF DIRECTORS RECOMMENDS A VOTE: FOR ON PROPOSALS 1, 2 AND 3 BOARD OF DIRECTORS RECOMMENDS PROPOSAL YOUR VOTE WITHHOLD FOR 1 2 To approve the re-election of Mr. Bruce Lowthers as a Class I director in accordance with our Bye-laws; FOR To approve the re-election of Mr. Jonathan Murphy as a Class I director in accordance with our Bye-laws; FOR FOR FOR AGAINST ABSTAIN 3 To approve the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2025 and to authorize our Board of Directors, acting through our Audit Committee, to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2025. 4 5 The laying of the 2024 financial statements before shareholders in accordance with the provisions of the Companies Act of 1981 (as amended) (Item 4 is a NON-Voting Item); and To transact such other business as may properly be brought before the 2025 Annual General Meeting (including any postponement or adjournment(s) thereof). (Item 5 is a NON-Voting Item). Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date

Logo P.O. BOX 8016, CARY, NC 27512-9903 Your vote matters! Paysafe Limited Annual General Meeting of Shareholders Thursday, May 22, 2025 10:30 AM, Eastern Time The Annual General Meeting will be held virtually via live web cast at www.proxydocs.com/PSFE Meeting Materials: Notice of 2025 Annual General Meeting and Proxy Statement & Form 20-F Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting To Be Held On May 22, 2025 For Shareholders of record as of March 31, 2025 To order paper materials, use one of the following methods. For a convenient way to view proxy materials, VOTE, and obtain directions to attend the meeting go to www.proxydocs.com/PSFE To vote your proxy while visiting this site, you will need the 12 digit control number in the box below. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. This is not a ballot. You cannot use this notice to vote your shares. We encourage you to access and review all of the important information contained in the proxy materials before voting. Under the bye-laws of Paysafe Limited and United States Securities and Exchange Commission rules, proxy materials do not have to be delivered in paper. Proxy materials can be distributed by making them available to shareholders on the internet. If you want to receive a paper or e-mail copy of the proxy material, you must request one. There is no charge to you for requesting a copy. In order to receive a paper package in time for this year's meeting, you must make this request on or before May 12, 2025. Logo Internet: www.investorelections.com/PSFE Logo Call: 1-866-648-8133 Logo Email: null Your control number null SEE REVERSE FOR FULL AGENDA Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved

Logo Paysafe Limited Annual General Meeting of Shareholders THE BOARD OF DIRECTORS RECOMMENDS A VOTE: FOR ON PROPOSALS 1, 2 AND 3 PROPOSAL 1. To approve the re-election of Mr. Bruce Lowthers as a Class I director in accordance with our Bye-laws; 2. To approve the re-election of Mr. Jonathan Murphy as a Class I director in accordance with our Bye-laws; 3. To approve the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2025 and to authorize our Board of Directors, acting through our Audit Committee, to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2025. 4. The laying of the 2024 financial statements before shareholders in accordance with the provisions of the Companies Act of 1981 (as amended) (Item 4 is a NON-Voting Item); and 5. To transact such other business as may properly be brought before the 2025 Annual General Meeting (including any postponement or adjournment(s) thereof). (Item 5 is a NON-Voting Item).